BLACKROCK MuniEnhanced Fund, Inc.

FILE #811-05739

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
7/20/2006	WASHINGTON ST	55,000,000	1,550,000	UBS Securities LLC; Merrill Lynch & Co.; Piper Jaffray
7/27/2006	CITY OF DETROIT, MICHIGAN	250,000,000	1,900,000	Loop Capital; J.P. Morgan Securities, Inc.; Merrill Lynch & Co.; Bear, Stearns & Co. Inc.; M.R. Beal & Company; Melvin Securities; Morgan Stanley; NatCity Investment Inc.